UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939

XM Satellite Radio Inc.
(Issuer)

XM Satellite Radio Holdings Inc.
(Parent Guarantor)

(Name of each applicant)

1500 Eckington Place, N.E.
Washington, D.C. 20002-2194
(Address of principal executive offices of each applicant)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
14% Senior Secured Discount Notes Due 2009	$474,182,582 Aggregate Principal Amount at Maturity

Approximate date of proposed public offering:                 December 24, 2002

Name and address of agent for service:

Joseph M. Titlebaum	with a copy to:
Senior Vice President,
General Counsel	Steven M. Kaufman
and Secretary	Hogan & Hartson L.L.P.
XM Satellite Radio Inc.	Columbia Square
1500 Eckington Place, N.E.	555 Thirteenth Street
Washington, D.C. 20002-2194	Washington, D.C. 20004

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicants.

GENERAL

1.    General information.

Furnish the following information as to the applicant:

(a)  Form of organization.

Applicant	Form of Organization
XM Satellite Radio Inc. (the “Company”)	corporation
XM Satellite Radio Holdings Inc. (the “Parent Guarantor”)	corporation

(b)  State or other sovereign power under which organized.

The Company, the Parent Guarantor and the Subsidiary Guarantor are each organized in Delaware.

2.    Securities Act exemption applicable.

State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

Pursuant to the terms and subject to the conditions set forth in the Offering Circular and Solicitation of Consents, dated December 24, 2002 (the “Offering Circular”), and an accompanying Letter of Transmittal, the Company is offering to exchange (the “Exchange Offer”) up to an aggregate of (a) $474.2 million principal amount at maturity ($325.0 million accreted value as of March 15, 2003) of its 14% Senior Secured Discount Notes Due 2009 (the “New Senior Notes”), (b) warrants to purchase 27.6 million shares of Class A Common Stock of the Parent Guarantor at an exercise price of $3.18 per share and (c) $22.8 million in cash, for each $1,000 principal amount of its 14% Senior Secured Notes Due 2010 (the “Old Senior Notes”). The New Senior Notes will be issued under the indenture to be qualified hereby.

The Company’s obligations under the New Senior Notes will be irrevocably and unconditionally guaranteed by the Parent Guarantor and XM Equipment Leasing LLC, a Delaware limited liability company (the “Subsidiary Guarantor”). The Parent Guarantor and the Subsidiary Guarantor each currently guarantees the Company’s obligations under the Old Senior Notes, issued under the Indenture, dated as of March 15, 2000, between the Company and The Bank of New York (as successor to United States Trust Company of New York) (the “Old Notes Trustee”), as supplemented by a First Supplemental

Indenture, dated November 15, 2001, between the Company and the Old Notes Trustee, and a Second Supplemental Indenture, dated December 23, 2002, among the Company, the Parent Guarantor, the Subsidiary Guarantor and the Old Notes Trustee (the “Old Indenture”).

In conjunction with the Exchange Offer, the Company also is conducting a consent solicitation to solicit consents from the holders of the Old Senior Notes to certain proposed amendments to the Old Indenture.

The Exchange Offer is being made by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been any sales of securities of the same class as the New Senior Notes by the Company, and no such sales are planned. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations and such activities will be merely incidental to their normal duties and responsibilities.

The Company has retained Bear, Stearns & Co. Inc. as its financial advisor in connection with the Exchange Offer. Bear, Stearns has not been retained to solicit, and will not solicit, any tenders or consents pursuant to the Exchange Offer.

The Company has retained D.F. King & Co. as the “Information Agent” in connection with the Exchange Offer. The Information Agent will provide to holders only information otherwise contained in the Offering Circular and general information regarding the mechanics of the tender process.

The Company has also retained The Bank of New York as the “Exchange Agent” in connection with the Exchange Offer. The Exchange Agent will assist the Company by reviewing documentation submitted by tendering holders to determine compliance with requirements of the Exchange Offer.

All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Existing Notes in the Exchange Offer.

The Company will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Offering Circular and related documents to beneficial owners of the Old Senior Notes.

No cash payment has been made or will be made by any holder of the Old Senior Notes other than the payment of applicable taxes in accordance with the terms of the Offering Circular.

AFFILIATIONS

3.	Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

See Item 4 for directors and executive officers of the Company and the Parent Guarantor, some of whom may be deemed to be affiliates of the Company and the Parent Guarantor by virtue of their position.

See Item 5 for principal stockholders of the Parent Guarantor, some of whom may be deemed affiliates of the Company and the Parent Guarantor by virtue of their stock ownership. The Company is a wholly-owned subsidiary of the Parent Guarantor. As a result of the foregoing, the Company and the Parent Guarantor are affiliates of each other.

Set forth below is a list of additional subsidiaries of the Parent Guarantor (each of which is an affiliate of the Company and the Parent Guarantor):

Subsidiary	Jurisdiction of Organization
XM Radio Inc. (wholly-owned directly by the Company)	Delaware

Xm eMall Inc. (wholly-owned directly by the Company)	Delaware

XM Capital Resources Inc. (wholly-owned directly by the Company)	Delaware

XM Innovations Inc. (wholly-owned directly by the Company)	Delaware

XM Equipment Leasing LLC (wholly-owned directly by the Company)	Delaware

XM 1500 Eckington LLC (wholly-owned directly by the Parent Guarantor)	Delaware

XM Orbit LLC (wholly-owned directly by the Parent Guarantor)	Delaware

MANAGEMENT AND CONTROL

4.
Directors and executive officers. List the names complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with applicant held or to be held by each person named.

(a)  Company

Each executive officer of the Parent Guarantor (as set forth below) serves in the same capacity as an executive officer of the Company. Each director of the Parent Guarantor (as set forth below) serves as a director of the Company. The mailing address for each executive officer and director is c/o XM Satellite Radio Inc., 1500 Eckington Place, N.E., Washington, D.C. 20002.

(b)  Parent Guarantor

Set forth below is information as to the directors and executive officers of the Parent Guarantor:

Name	Title
Gary M. Parsons	Chairman of the Board of Directors
Hugh Panero	President, Chief Executive Officer and Director
Nathaniel A. Davis	Director
Thomas J. Donohue	Director
Chester A. Huber, Jr.	Director
Randall T. Mays	Director
James N. Perry	Director
Pierce J. Roberts, Jr.	Director
Jack Shaw	Director
Steven Cook	Executive Vice President, Sales, Marketing and Customer Operations
Joseph J. Euteneuer	Executive Vice President, Chief Financial Officer
Steven P. Gavenas	Executive Vice President, Programming
Stelios Patsiokas	Executive Vice President, Engineering and Technology
Joseph M. Titlebaum	Senior Vice President, General Counsel and Secretary

In addition, the Parent Guarantor expects to add R. Steven Hicks and Thomas G. Elliott as directors in January 2003.

The mailing address for each executive officer and director is c/o XM Satellite Radio Inc., 1500 Eckington Place, N.E., Washington, D.C. 20002.

5.    Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of         the voting securities of the applicant.

(a)  Company

The Company is a wholly-owned subsidiary of the Parent Guarantor.

(b)  Parent Guarantor

Set forth below is information as to security ownership of principal stockholders of the Parent Guarantor:

	Number of Class A Shares		Percentage of Total Class A Shares
General Motors Corporation 100 Renaissance Center 3031 West Grand Boulevard PO Box 100 Detroit, MI 48265-1000	19,429,035	(1)	18.7%

Hughes Electronics Corporation 200 N. Sepulveda Boulevard El Segundo, CA 90245	13,875,783	(2)	14.1%

Eastbourne Capital Management, LLC 1101 Fifth Avenue Suite 160 San Rafael, CA 94901	10,027,298		10.9%

(1)
Includes 10,786,504 shares issuable upon conversion of Series A convertible preferred stock, 5,393,252 of which are owned by DIRECTV and 1,207,420 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends owned by DIRECTV and 7,108,184 shares owned by Hughes Electronics. General Motors and Hughes Electronics recently announced the signing of definitive agreements that provide for the spin-off of Hughes Electronics and its unit DIRECTV from General Motors and the merger of Hughes Electronics with Echostar Communications.

(2)
Includes 5,393,252 shares issuable upon conversion of Series A convertible preferred stock and 1,207,420 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends, all of which are owned by DIRECTV.

UNDERWRITERS

6.
Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)  List of Prior Underwriters:

Underwriter (Title of Class Underwritten)	Address
Banc of America Securities LLC (Series B Convertible, Redeemable Preferred Stock)	c/o Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10167

Bear, Stearns & Co. Inc. (Class A Common Stock, Series B Convertible, Redeemable Preferred Stock, 14% Senior Secured Notes Due 2010, 7.75% Convertible Subordinated Notes Due 2006)	383 Madison Avenue New York, NY 10167

C.E. Unterberg, Towbin (Class A Common Stock)	c/o Donaldson, Lufkin & Jenrette 277 Park Avenue New York, NY 10172

Credit Suisse First Boston (Class A Common Stock)	c/o Morgan Stanley 1585 Broadway New York, NY 10036

Deutsche Bank Securities / Deutsche Banc Alex. Brown (Class A Common Stock)	c/o Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10167

Donaldson, Lufkin & Jenrette (Class A Common Stock, Series B Convertible, Redeemable Preferred Stock, 14% Senior Secured Notes Due 2010)	277 Park Avenue New York, NY 10172

Lehman Brothers (14% Senior Secured Notes Due 2010)	c/o Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10167

Merrill Lynch & Co. (Class A Common Stock)	c/o Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10167

Morgan Stanley (Class A Common Stock)	1585 Broadway New York, NY 10036

Salomon Smith Barney (Class A Common Stock, Series B Convertible, Redeemable Preferred Stock, 14% Senior Secured Notes Due 2010)	c/o Bear, Stearns & Co. Inc. 383 Madison Avenue New York, NY 10167

(b)  List of Principal Underwriters of the New Senior Notes:

None.

CAPITAL SECURITIES

7.	Capitalization.

(a) Furnish the following information as to each authorized class of securities of the applicant.

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

(a)  Company

The information set forth below is as of December 24, 2002:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.10 par value	3,000	125
14% Senior Secured Notes Due 2010	$325,000,000	$325,000,000

Holders of Common Stock are entitled to one vote for each share held on any matter submitted for stockholder approval. The Parent Guarantor currently owns all of the Common Stock.

Holders of the 14% Senior Secured Notes have no voting rights.

(b)  Parent Guarantor

The information set forth below is as of December 15, 2002:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock, $0.10 par value (1)	225,000,000	91,358,068
Class C Common Stock, $0.10 par value	15,000,000	0
Series A Convertible Preferred Stock, $0.10 par value	15,000,000	10,786,504
Series B Convertible, Redeemable Preferred Stock, $0.10 par value	3,000,000	867,289
Series C Convertible, Redeemable Preferred Stock, $0.10 par value	250,000	200,000
Series D Preferred Stock, $0.10 par value	250,000	0
7.75% Convertible Subordinated Notes Due 2006	$125,000,000	$79,100,000

(1)
In February 2000, the Parent Guarantor issued a warrant to Sony exercisable for shares of Class A Common Stock. The warrant will vest at the time that the Parent Guarantor and the Company attain their millionth customer, and the number of shares underlying the warrant will be determined by the percentage of XM Radios that have a Sony brand name as of the vesting date. If Sony achieves its maximum performance target, the warrant will be exercisable for 2% of the total number of shares of Class A Common Stock on a fully-diluted basis. The exercise price of the Sony warrant will be 105% of the fair market value of the Class A Common Stock on the vesting date, determined based on a 20-day trailing average.

In March 2000, the Parent Guarantor granted warrants in connection with the initial offering of the Old Senior Notes. The warrants represent the right to purchase an aggregate of 2,608,065 shares of Class A Common Stock at an exercise price of $49.50 per share.

In May 2001, the Parent Guarantor granted a warrant to CNBC to purchase 90,000 shares of Class A Common Stock consisting of three 30,000 share tranches to purchase shares at $26.50 per share, which expire in 11, 12 and 13 years, respectively. The warrants began to vest on September 25, 2001 when the Company reached its commercial launch and the three tranches will become (or became) exercisable on September 1, 2002, 2003 and 2004, respectively.

Holders of Class A Common Stock are entitled to one vote for each share held on any matter submitted for stockholder approval. Holders of Class C Common Stock are not entitled to vote on any matter submitted for stockholder approval.

Holders of Series A Convertible Preferred Stock generally do not have voting rights. Holders of Series B Convertible, Redeemable Preferred Stock also generally do not have voting rights, unless the Parent Guarantor has not declared or paid dividends on the Series B Preferred Stock for a total of six quarterly periods.

Holders of Series C Convertible, Redeemable Preferred Stock are entitled to vote on all matters on which the holders of common stock are entitled to vote, in the same manner and with the same effect as the holders of common stock, voting together with the holders of common stock as a single class. In any vote with respect to which the holders of Series C Preferred Stock vote with the holders of the common stock as a single class, each holder of Series C Preferred Stock will have the number of votes per share of Series C Preferred Stock equal to the number of shares of common stock into which such shares of Series C Preferred Stock are convertible. In addition, the affirmative vote or consent of the holders of at least 60% of the outstanding Series C Preferred Stock is required to take certain actions, including (i) any change to the certification of incorporation or bylaws of the Parent Guarantor, (ii) the authorization of any series or class of securities senior to or pari passu with the Series C Preferred Stock, (iii) any merger or liquidation of the Parent Guarantor and (iv) any change in the line of business of the Parent Guarantor and its subsidiaries.

On August 2, 2002, the Parent Guarantor declared a dividend of one right (a “Right”) for each outstanding share of the Parent Guarantor’s Class A Common Stock, Series A Preferred Stock and Series C Preferred Stock. The Rights would become exercisable upon certain change of control events relating to the Parent Guarantor. Each Right, when exercisable, entitles its holder to purchase one one-thousandth of a share of Series D Preferred Stock. If the Series D Preferred Stock were issued, each share would carry

1,000 votes on all matters submitted to a vote of stockholders. These arrangements are a part of the Parent Guarantor’s “poison pill” plan.

Holders of the 7.75% Convertible Subordinated Notes have no voting rights.

INDENTURE SECURITIES

8.    Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2)
of the Act.

The New Senior Notes will be issued pursuant to an Indenture (the “New Indenture”) to be entered into among the Company, as issuer, the Parent Guarantor, the Subsidiary Guarantor and The Bank of New York, as trustee (the “Trustee”). The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. The following summaries of certain provisions of the New Senior Notes and the New Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the New Indenture, including the definitions therein of certain terms. Capitalized terms used below and not defined herein have the meanings set forth in the New Indenture.

(a)  Events of Default / Withholding of Notice

An “Event of Default” occurs if:

(1)	the Company defaults in the payment when due of interest on the New Senior Notes and such default continues for 30 days;

(2)
the Company defaults in payment when due of the principal of or premium, if any, on the New Senior Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

(3)
the Company defaults in the performance, or breaches the provisions of the covenants relating to “Merger, Consolidation or Sale of Assets,” fails to make or consummate a Change of Control Offer in accordance with the provisions of the covenant relating to “Repurchase at the Option of Holders—Change of Control” or fails to make or consummate an Asset Sale Offer in accordance with the provisions of the covenant relating to “—Repurchase at the Option of Holders—Asset Sales”;

(4)
the Company or any of the Company’s Restricted Subsidiaries fails to observe or perform any other covenant or other agreement in the New Indenture, the New Senior Notes, either of the Security Agreements or either of the Intercreditor Agreements for 60 days after notice to the Company by the Trustee or holders of at least 25% of the aggregate principal amount at maturity of the New Senior Notes (including Additional Notes, if any) then outstanding voting as a single class;

(5)
a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of the Company’s Restricted Subsidiaries (or the

payment of which is guaranteed by the Company or any of the Company’s Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the New Indenture, which default:

(a)	results in the acceleration of such Indebtedness prior to its express maturity; or

(b)
is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “payment default”), and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(6)
a final nonappealable judgment or judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all undischarged judgments exceeds $10.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing);

(7)	certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries;

(8)
the Company, Parent Guarantor or any Subsidiary Guarantor repudiates any of its obligations under either of the Security Agreements or either of the Intercreditor Agreements, or either of the Security Agreements or either of the Intercreditor Agreements is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect; or

(9)
any Indenture Guarantee is held in a judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (except pursuant to its terms or pursuant to the terms of the indenture), or any Subsidiary Guarantor denies or disaffirms its obligations under its Indenture Guarantee.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, the Accreted Value of all outstanding New Senior Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount at maturity of the then outstanding New Senior Notes may declare all the Accreted Value of the notes to be due and payable immediately.

Holders of the New Senior Notes may not enforce the New Indenture or the New Senior Notes except as provided in the New Indenture. Subject to certain limitations, holders of a majority in principal amount at maturity of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of Accreted Value, premium or interest) if it determines that withholding notice is in their interest.

(b)  Authentication and Delivery / Application of Proceeds

Two Officers are required to sign the New Senior Notes for the Company by manual or facsimile signature. A New Senior Note will not be valid until authenticated by the manual signature of the Trustee. The signature will be conclusive evidence that the New Senior Note has been authenticated under the New Indenture.

Neither the Company nor the Parent Guarantor or Subsidiary Guarantor will receive any proceeds from the Exchange Offer. All Old Senior Notes that are properly tendered and accepted by the Company in the Exchange Offer will be cancelled.

(c)  Release / Release and Substitution of Property

Collateral may be released only in accordance with the terms of the Security Agreements and the Intercreditor Agreements. The Security Agreements and the Intercreditor Agreements provide that the release of any Collateral by the Collateral Agent from the Lien of the Security Agreements will be permitted with the written consent of all of the parties whose indebtedness is secured by the Security Agreements (including the Trustee with respect to the New Senior Notes). However, the written consent to the release of Collateral by the Collateral Agent will not be required, and the Lien will automatically be released, (i) with respect to any assets that the Company, the Parent Guarantor or any Subsidiary Guarantor disposes of pursuant to a disposition that is permitted under each of the agreements evidencing indebtedness (including the New Indenture) secured by the Security Agreements (the “Secured Agreements”) and (ii) with respect to any assets owned by a Subsidiary Guarantor that is released from its obligations under all subsidiary guarantees of the Secured Agreements to which it is a party. The foregoing release provisions are also subject to the requirements of Section 314(d) of the Trust Indenture Act of 1939, as amended.

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the New Senior Notes has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Security Agreements or the Intercreditor Agreements will be effective as against the Holders of New Senior Notes.

The release of any Collateral from the terms of the New Indenture and the Security Agreements and Intercreditor Agreements will not be deemed to impair the security under the New Indenture and the Liens in favor of the Collateral Agent on the remaining Collateral in contravention of the provisions of the New Indenture if and to the extent the Collateral is released pursuant to the terms of the Security Agreements and the Intercreditor Agreements.

(d)  Satisfaction and Discharge of the New Indenture

Satisfaction and Discharge

The New Indenture will be discharged and will cease to be of further effect as to all New Senior Notes and Indenture Guarantees issued thereunder, when:

(1)	either:

(a)
all New Senior Notes that have been authenticated (except lost, stolen or destroyed New Senior Notes that have been replaced or paid and New Senior Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)
all New Senior Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Senior Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(3)	the Company has paid or caused to be paid all sums payable by it under the New Indenture; and

(4)
the Company has delivered irrevocable instructions to the Trustee under the New Indenture to apply the deposited money toward the payment of the New Senior Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)  Evidence of Compliance with Conditions and Covenants

The Company will deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the New Indenture, the Security Agreements and the Intercreditor Agreements, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the New Indenture, the Security Agreements and the Intercreditor Agreements and is not in default in the performance or observance of any of the terms, provisions and conditions of the New Indenture, the Security Agreements or the Intercreditor Agreements (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Senior Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

In addition, so long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the New Indenture will be accompanied by a written statement of the Company’s independent public accountants (who will be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 of the New Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

Further, the Company will, so long as any of the New Senior Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9.    Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

The Company’s payment obligations under the New Senior Notes will be irrevocably and unconditionally guaranteed by the Parent Guarantor (XM Satellite Radio Holdings Inc.) and the Subsidiary Guarantor (XM Equipment Leasing LLC). The mailing address for the Parent Guarantor and the Subsidiary Guarantor is c/o XM Satellite Radio Inc., 1500 Eckington Place, N.E., Washington, D.C. 20002.

Contents of application for qualification. This application for qualification comprises:

(a)  Pages numbered 1 to 17 consecutively.

(b)  The Statement of Eligibility on Form T-1 of the trustee under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as part of Statement of Eligibility on Form T-1:

Exhibit No.	Exhibit

T3A –1	Restated Certificate of Incorporation of XM Satellite Radio Inc. (incorporated by reference to the Company’s Registration Statement on Form S-4, File No. 333-39178)

T3A –2	Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to the Parent Guarantor’s Registration Statement on Form S-1, File No. 333-83619)

T3A –3
Certificate of Amendment of Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to the Parent Guarantor’s Registration Statement on Form S-3, File No. 333-89132)

T3B –1	Amended and Restated Bylaws of XM Satellite Radio Inc. (incorporated by reference to the Company’s Registration Statement on Form S-4, File No. 333-39178)

T3B – 2	Restated Bylaws of XM Satellite Radio Holdings Inc. (incorporated by reference to the Parent Guarantor’s Registration Statement on Form S-1, File No. 333-83619)

T3C	Form of Indenture (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3D	Not applicable

T3E – 1	Offering Circular and Solicitation of Consents, dated December 24, 2002 (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 2	Consent and Letter of Transmittal (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 3
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 4	Letter to Clients (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3E – 5
Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Parent Guarantor’s Current Report on Form 8-K dated December 24, 2002, File No. 000-27441)

T3F
Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C)

T3G*	Statement of Eligibility on Form T-1 of the trustee under the indenture to be qualified

*	Filed herewith

(SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, XM Satellite Radio Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Washington D.C., on the 24th day of December, 2002.

(SEAL)	XM SATELLITE RADIO INC

By: /s/ Joseph M. Titlebaum
Name: Joseph M. Titlebaum Title: Senior Vice President, General Counsel and Secretary

Attest:	By: /s/ Joseph J. Euteneuer

Name: Joseph J. Euteneuer Title: Executive Vice President and Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, XM Satellite Radio Holdings Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Washington D.C., on the 24th day of December, 2002.

(SEAL)	XM SATELLITE RADIO HOLDINGS INC

By: /s/ Joseph M. Titlebaum
Name: Joseph M. Titlebaum Title: Senior Vice President, General Counsel and Secretary

Attest:	By: /s/ Joseph J. Euteneuer

Name: Joseph J. Euteneuer Title: Executive Vice President and Chief Financial Officer